NovaGold Resources Inc. Annual Report 2001
Creating Wealth Through Discovery

Corporate Profile

The renaissance of gold as a solid and forward-looking investment continued to gain strength in 2001. Gold-based mutual funds, for instance, are some of the top performers for the year, up 60% or more. The price of gold, meanwhile, edged closer to the $300 per ounce level and the XAU gold index, which includes hedged and unhedged gold companies, was up nearly 50% in the last 12 months.

And, as shareholders well know, NovaGold Resources Inc. was the top performing stock on the Toronto Stock Exchange in 2001— up more than 1,000% for the year — and has continued that trend as a top performer in the first part of 2002.

While the gold market has improved, NovaGold’s remarkable market success in 2001 is more a function of the huge strides made by the Company over the year. NovaGold has established itself as a junior exploration company with the leadership, vision, financial strength and growing resource base to evolve into a major gold player.

Since 1998, revenues from operations have increased to $2.8 million per year and total gold resources have increased more than 1,700% to 17.8 million ounces of gold in four multimillion-ounce deposits. Results of exploration at the Company’s prolific Donlin Creek gold district have surpassed expectations. Despite a weak exploration investment climate, NovaGold has continued to aggressively explore at Donlin and its other properties in the gold-rich terrains of Alaska and the Yukon. The Company is now debt-free and continues to use its positive cash-flow to fund exploration.

Successful exploration for gold resources is the best path to add shareholder value and NovaGold is striving to become the exploration company of choice.

Stock Listing	Headquarters
Toronto Stock Exchange	127 Via de Tesoros
(Trading Symbol: NRI)	Los Gatos, California
USA 95030
US Over-the-Counter	Tel: (408) 395 1169
(Trading Symbol: NVGLF)	Fax: (408) 354 6252
info@novagold.net

Website:
http://www.novagold.net

Achievements in 2001	Goals for 2002

Named the top performing stock on the Toronto Stock	Complete the Preliminary Feasibility Study at Donlin Creek to
Exchange in 2001.	advance the project toward production.

Doubled the gold resource and increased the gold grade at	Substantially increase the near surface, high-grade gold
Donlin Creek.	resource at Donlin Creek.

Increased the Company’s total gold resources to more than	Complete scoping studies on the Rock Creek and the Nome
17.8 million ounces.	Gold/Gravel Projects.
Increase year-over-year revenues from the Company’s
Continued to fund its exploration and development initiatives,
through internal cash-flow from the Company’s Nome	Nome Operations to $8 million.
Operations with minimum dilution to shareholders.

Became the largest producer of sand-and-gravel in western Alaska.	Complete U.S. securities registration for listing on the
American Stock Exchange (AMEX).

Report to Shareholders

In historical terms, 2001 will be the year that NovaGold transformed into one of the brightest junior exploration companies on the horizon. It was a year marked by many milestones for the Company and its projects. Recognized as the top performing stock on the Toronto Stock Exchange in 2001, the Company saw a dramatic share price increase of more than 1,000% for the year. This new share value was largely driven by the tremendous exploration success at the Donlin Creek Project in Alaska.

Turning experience and opportunity into gold

Following the completion of the Donlin Creek joint venture agreement with Placer Dome in mid-2001, the Company designed an exploration program focused on defining higher-grade mineralization that could be economic even at today’s historically low gold prices. The NovaGold technical team spent months re-evaluating the extensive exploration database and reviewed miles of drill core samples in the process.

With the initiation of the Fall 2001 drill program, the Company set several important goals:

  To focus on the areas of the highest gold grades and demonstrate that the zones had consistency and continuity.
  To increase the density of drill data in the higher-grade zones and upgrade the confidence in the new mineralization model.
  To continue exploring along the higher-grade gold zones and expand the extent of the mineralization where it remained open.

Results exceeded our expectations. The overall grade was significantly improved and the total gold resource at a 1.5 g/t cut-off was doubled to more than 23 million ounces, making Donlin Creek one of the largest undeveloped gold deposits in the world.

Another milestone was the completion of a preliminary economic assessment study for Donlin Creek by independent engineering firm AMEC E&C Services Ltd. of Vancouver, a 40-year veteran of mine development in Alaska and the Canadian North. This study demonstrated that, with additional exploration and development work, the project may develop into a major new gold producer. Already, the next phase of work is underway on the project with new drilling which began in April – the first step toward completion of a preliminary feasibility study by the end of the year.

On other exploration fronts, the Company continues to move forward on two of its other million-ounce gold deposits in Alaska: Rock Creek and the Shotgun project. As part of two new joint venture arrangements, TNR Resources Ltd. will invest funds to advance both of these promising projects toward production, while NovaGold remains focused on exploration at Donlin Creek.

Exploration and growth without debt

The Company also continues its focus on continually improving its financial and operating results. In 2000, an $8-million inter-corporate debt was eliminated with Etruscan Resources Inc.

NovaGold Resources Inc.    1    Annual Report 2001

Report to Shareholders

and in 2001, a convertible debt to Viceroy was retired. In early 2002, the Company reached agreement with Mueller Industries to settle the final royalty due for the purchase of the Alaska Gold Company. The Company is now debt-free with the elimination of all of its long-term debts.

The acquisition of the Alaska Gold Company has given the Company a steady and growing revenue stream from its sand-and-gravel, gold royalties and land development operations in Nome, Alaska. Operating revenues this year roughly matched those from 2000 and we expect to significantly improve operating performance in 2002. The Company continues to pursue its long-term objectives of expanding sand-and-gravel sales in western Alaska and to markets around the Pacific Rim, particularly to the US west coast, Hawaii and Japan.

A fundamental improvement in gold

We believe the fundamentals for gold have seen dramatic improvements over the past year with increased investment demand for gold, decreased global production and reduced producer hedging. We think these trends are likely to continue for years ahead and bode well for increased gold prices.

An indication that investors have noticed these fundamental changes is that for the first time in nearly two years, gold is sustaining a price above $300 per ounce and the major mining indexes have outperformed the general stock market.

The extended bear market in gold has resulted in mine closures worldwide. Few gold deposits are economically viable at a gold price below $275/oz and the squeeze on cash flow means companies have closed unprofitable operations and scaled back exploration. Unlike industries that can just expand production capacity by building bigger factories, gold mining has a long lag period between the discovery of a new gold deposit and the eventual production of gold. Typically it takes 10 years to bring new production on-line. Even with the rising price of gold and the renewed investment interest, it will be years before new gold deposits can begin to supply the higher demand. Companies with high-quality exploration assets will be highly sought after.

Vision and experience for the future

NovaGold's strength lies in its management team's proven record of success in exploration from grass roots discoveries to the completion of mine feasibility studies. This experience will position the Company well for what we believe will be an exciting period of rapid growth as we advance our portfolio of exceptional gold projects toward production while maintaining our focus on operational cash-flow and profitability. With this strategy we believe NovaGold will continue its leading performance in the industry as precious metal prices return to their long-term equilibrium levels and above.

Thank you all for your continued support.

On behalf of the Board of Directors,
NovaGold Resources, Inc.

[signed: Rick Van Nieuwenhuyse]
Rick Van Nieuwenhuyse
President and CEO

NovaGold trades on the TSE under the symbol "NRI" and the US OTC under symbol "NVGLF".

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Exploration Activities in North America

Summary of Alaska and Yukon Properties

Recent exploration discoveries in Alaska and the Yukon have confirmed the region’s wealth in gold. Past production and current resources now exceed 110 million ounces of gold, with 65 million ounces discovered in the past decade. These new discoveries are a strong indication of the region's future potential.

NovaGold’s three explorers, who combined have more than 60 years experience looking for world-class ore deposits, were intimately involved in the discovery of two of the largest gold deposits in Alaska: Donlin Creek and the Pebble Deposit. And using their experience, NovaGold has assembled an exceptional portfolio of properties located in three of the most strategic exploration terrains in North America: the Seward Peninsula, the Kuskokwim Mineral Belt, and the Alaska-Yukon Tintina Gold Belt.

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Exploration Activities in North America

Kuskokwim Mineral Belt

The Kuskokwim Mineral Belt in southwestern Alaska is the arcuate extension of the Tintina gold belt and hosts more than 38 million ounces of new gold resources and past production. Deposits in the Kuskokwim are intrusive-related systems and include two of the largest gold deposits in North America: Donlin Creek (23 million ounce resource, a joint venture between NovaGold and Placer Dome) and the Pebble deposit (10 million ounce resource, joint venture with Northern Dynasty/Teck-Cominco). Also located in the Kuskokwim is the Shotgun deposit (1 million ounce resource, joint venture with NovaGold/TNR Resources). Each of these deposits is exposed at the surface, and well suited for low-cost, large-scale open-pit mining.

Donlin Creek

Donlin Creek, NovaGold’s most advanced project, is one of the largest undeveloped gold deposits in the world. The project is located in southwestern Alaska on 109 square kilometers (42 square miles) of private patented land under lease agreement from the Alaska native land owners: Calista Corporation and the Kuskokwim Corporation. The project is 19 kilometers (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 foot) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

2001 Exploration Program Accomplishments

NovaGold’s exploration program in 2001 was highly successful at expanding the extent of the known mineralized resource at Donlin Creek. Of the 42 drill holes completed, all but one intersected high-grade gold mineralization over significant widths – a remarkable success ratio indicating the strength of the Donlin Creek gold system. Higher-grade gold mineralization currently defined in the Acma and Lewis deposits remain

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Exploration Activities in North America

Donlin Creek continued

open to expansion. Large mineralized areas surrounding the Acma and Lewis target areas remain to be drilled.

Updated Resource Estimate

In late 2001, NovaGold engaged independent engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver (AMEC), to complete a new resource estimate and preliminary economic assessment study based on NovaGold’s updated 3D geologic model including all exploration on the project through 2001. AMEC was contracted to complete these studies based its 40-plus years of experience in developing and building mines in Alaska and the Canadian North.

The independent geological analysis completed in January 2002 doubled the previous estimates of the contained gold resource at Donlin Creek (Resource Note 1).

Donlin Creek updated resource estimates are as follows:

2.0 g/t cut off grade used in
AMEC Economic Assessment Study

Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces

Measured	5.054	3.84	623,000
Indicated	68.917	3.49	7,732,000

Total M&I:	73.971	3.51	8,347,000
Inferred	92.433	3.66	10,877,000

3.5 g/t elevated cut off grade for first 5 years
production schedule

Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces

Measured	2.225	5.36	383,000
Indicated	24.705	5.04	4,002,000

Total M&I:	26.930	5.06	4,385,000
Inferred	36.806	5.22	6,183,000

Notes: (1) Tonnes and Contained Ounces are rounded to the nearest 1,000.

Preliminary Economic Assessment Study

In March 2002, AMEC completed the preliminary independent economic assessment study of the mining, processing, metallurgical, and other economic factors necessary for the development of the Donlin Creek project. The preliminary economic assessment — the first in a series of development studies for the project — indicates that a conventional open-pit mining operation is economically viable at Donlin Creek. AMEC based its estimates on the operating and capital costs of similar projects.

A sensitivity analysis was also completed to determine the economic effects of changes to capital and operating costs and the price of gold. According to the Preliminary Economic Assessment that evaluated the capital costs, operating and processing costs, taxes and royalties for the project, Donlin Creek might generate a pre-tax rate of return in the range of 15.6% to 25.3% based on gold prices from $300 to $350. This dramatic improvement in the project’s economics compared to previous studies is primarily due to the increased overall size and grade of the gold resource outlined by NovaGold’s 2001 exploration program. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the price of gold followed by changes to the operating costs and least sensitive to changes in capital costs.

The current scenarios focus on developing Donlin Creek’s shallower and higher-grade ore zones that would be amenable

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Exploration Activities in North America

Donlin Creek continued

to low-cost open pit mining methods. The gold ores would be crushed, finely ground, and then fed to a flotation circuit to separate the gold bearing sulfide minerals from the rock. The high-grade sulfide concentrate would then be oxidized using pressure oxidation in an autoclave or with bio-oxidation. The gold would then be leached from the oxidized residue and the gold recovered with activated carbon. The current mining scenarios suggest Donlin Creek would have at least 14 years of mine life with an average grade of approximately 5 g/t (0.15 oz/t) for the first five years. It would mine between 8,000 and 20,000 tonnes of ore per day and would produce between 743,000 to 1,100,000 ounces of gold annually. Potential remains to further improve the overall gold recoveries and costs through process optimization, which will be the focus of additional engineering work.

Preliminary Feasibility Study and Future Work

The completion of the engineering work by AMEC as part of the Preliminary Economic Assessment Report has helped define the capital and operating cost parameters and scale of the operation, and will direct the Preliminary Feasibility Study that will include additional detailed engineering work, permitting and further exploration drilling. The preliminary feasibility exploration and engineering work began in April 2002 and will be complete by late 2002. The program will include some in-fill drilling to upgrade the Inferred resources to the Measured and Indicated categories, and will expand the current resource with a focus on developing additional near surface high-grade +5 g/t gold resources. NovaGold plans to spend US$8 million on the upcoming program to complete the Preliminary Feasibility Study and earn its 70% interest in the project from Placer Dome by the end of 2002, subject to Placer Dome’s right to re-acquire a 70% interest by taking the project to production (see Note 6 of Financial Statements).

The southern two kilometers of the property has received the most exploration focus to date and currently hosts the multimillion-ounce gold resource that remains open at depth and along strike. Seven other potential resource areas also occur along the 10-kilometer gold trend that have significant high-grade drill results that are not included in the current resource estimates. Additional exploration upside exists on NovaGold's adjacent Donlin North Property, where the geology and mineralization indicate the potential for bonanza-grade mineralization at depth.

Shotgun

In February, NovaGold signed a joint venture arrangement to advance its million-ounce Shotgun deposit, located south of the Donlin Creek property, with TNR Resources (symbol TRR on the CDNX). Under the agreement TNR can earn up to a 50% interest in Shotgun project by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR can earn a further 20% interest in the project by spending an additional US$6 million toward project development. NovaGold retains a back-in option to regain a 50% interest in the project.

NovaGold previously completed a 3,100-meter diamond-drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off (Resource Note 3). The mineralization remains open to the north, west and at depth. Metallurgical tests indicate excellent gold recovery in excess of 93%. The Shotgun deposit is exposed at the surface, amenable to open pit mining with a very low strip ratio and has significant exploration upside potential. More than 10 priority exploration targets with similar geophysical signatures have been identified to date on the property, of which six have returned anomalous gold values in reconnaissance soil sampling.

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Exploration Activities in North America

Seward Peninsula

After Donlin Creek, NovaGold's next two most advanced gold projects are Rock Creek and the Nome Gold/Gravel Project, both of which are located on the Seward Peninsula in western Alaska. This historic mining district is the home of the famous Nome Goldfields discovered at the turn of the 20th Century during the Klondike Gold Rush – with past production and resources in excess of 7.8 million ounces. Surprisingly, this proven gold district has experienced little modern exploration and is poised for new world-class discoveries similar to deposits defined recently in the Kuskokwim and Tintina gold belts. The known deposits of the Seward Peninsula have favorable metallurgy, favorable mining situations and some of the best infrastructure in the State of Alaska.

Rock Creeck

Located seven miles by road from the city of Nome, the Rock Creek deposit is the most advanced lode-gold deposit in the Nome Mining District – an active mining area that has historically produced more than 5.5 million ounces of gold from the nearby stream and beach placer deposits. In February, NovaGold signed a letter of agreement with TNR Resources to advance its million-ounce Rock Creek deposit. Under the agreement, TNR Resources can earn a 49.9% interest in a joint venture on Rock Creek by investing US$10 million by December 2004 to put the project Aerial view of into production. The joint-venture partners intend to fast-track the exploration phase of the project, with the goal of bringing Rock Creek to production within the three-year option period.

Based on work completed by NovaGold, Kennecott, Newmont and Placer Dome, Rock Creek has a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 563,000 ounces of gold grading 2.48 g/t using a 1 g/t cut-off grade. (Resource Note 2). The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio. Metallurgical test-work at Rock Creek has shown it to have favorable metallurgy with greater than 86% of the gold recovered using a relatively coarse grind (-65 mesh) and conventional and inexpensive gravity methods. Other nearby prospects have similar styles of mineralization with coarse free gold and are thought to have the same favorable metallurgy.

The deposits remain open along strike and down dip, with the potential to significantly increase the gold resource with further drilling. Highly anomalous gold in soil samples extend from

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Exploration Activities in North America

Rock Creek continued

the areas of known gold mineralization for over a kilometer and additional targets occur over a 10-kilometer trend.

In addition to the resources at the Rock Creek and Saddle deposits, NovaGold owns a major property position of approximately 14,000 acres of patented mining claims within the historic Nome mining district and controls another 15,000 acres of surrounding native corporation lands through an exclusive exploration agreement with the Bering Straits Native Corporation. Between NovaGold's, wholly owned patented claims and the surrounding native corporation lands, NovaGold controls this exciting, newly emerging gold district.

Nome Gold Project

In addition to the Rock Creek lode deposit, the Company is currently reviewing options to look at production of a combined gravel-and-gold operation on its patented mining claims near Nome. These patented mining claims historically produced more than 4 million ounces of gold, initially using hand mining methods and later bucketline dredging in shallow sand and gravel beach deposits. The Nome Gold Project currently contains a resource estimate of 1.2 million ounces of measured and indicated gold resources as well as 1.1 million ounces of inferred gold resource within a 295 million cubic-yard sand-and-gravel aggregate resource (Resource note 4). Outside of the defined gold resource area, an additional sand-and-gravel resource of 847 million tons has been identified, for a total sand-and-gravel resource in excess of 1 billion tons. This makes the Nome sand-and-gravel aggregate resource one of the largest coastal-based construction aggregate sources along the Pacific Rim.

The current Nome Gold Project gold resource is defined by approximately 10,000 drill holes. NovaGold is currently computerizing data from the original drill logs to create a 3-D database to get a better view of the deposits for mine planning and exploration. Due to the continuous lateral extent of these ancient beach deposits along the Nome Coastal plain, significant exploration potential exists to greatly expand the resource in several directions beyond the existing drilling.

Until 1998, these deposits were profitably mined solely as placer gold operations producing about 25,000 ounces of gold annually. NovaGold's current business plan for the Nome Gold Project, envisions a large-scale open pit mining operation with a conventional washing, screening and gravity separation plant to produce sand-and-gravel products and gold. This type of operation could be scaled to a 20,000 tonne-per-day operation that could produce 100,000 ounces of gold and three million tonnes of sand-and-gravel products annually. The combination of a large-scale, low-cost gold production facility integrated with a sand-and-gravel operation could result in very strong project economics at today’s US$300 price of gold.

An independent Preliminary Economic Assessment Study is planned to begin in 2002 for the Nome Gold/Gravel Project to help define the potential capital and operating cost, as well as transportation cost parameters for a large-scale aggregate and gold operation. The study will also include a detailed market assessment. With a sand-and-gravel aggregate resource in excess of one billion tons, the Company is looking to expand its sand-and-gravel business well beyond its existing western Alaska market. Discussions with the major North American construction aggregate companies indicate a significant market demand exists for sand-and-gravel construction material in the major west-coast markets and in Asia. The Company will continue to pursue expansion into these major markets to further increase its revenue in the coming years.

NovaGold Resources Inc.   8    Annual Report 2001

Exploration Activities in North America

Alaska-Yukon Tintina Gold Belt

The Alaska-Yukon Tintina Gold Belt has resources and past production in excess of 28.2 million ounces. In just the last six years, the Fort Knox, True North, and Brewery Creek Mines have gone into production and four additional multi-million ounce deposits have been discovered within the Tintina Gold Belt. The +8 million ounce Fort Knox Mine owned by Kinross is expected to produce 440,000 ounces in 2002 at $220 per ounce from an intrusive-related deposit. The most recent discovery is the 5.6 million-ounce high-grade intrusive-related Pogo Deposit owned by Teck-Cominco/Sumotomo that is entering the final feasibility stage. The belt also includes metamorphic-related deposits at Ryan Lode (2.4 million ounces, Kinross) and the True North Mine (2 million ounces, Kinross), deposits similar to Rock Creek and others in the Nome Mining District. Crossing over the border into the Yukon, the Tintina Gold belt continues to the south and east, including the Dublin Gulch (1.5 million ounces) and Brewery Creek (1.2 million ounces, Viceroy) deposits. The deposits of the Alaska-Yukon Tintina Gold Belt have good infrastructure with major highways and power-lines aiding mine development and operating costs.

NovaGold's five prospective Tintina Gold Belt properties are all intrusive-related deposits, with similar age intrusive rocks and similar characteristics to the Fort Knox and Pogo Deposits, the largest and highest-grade gold deposits of the Tintina Gold Belt. Each of NovaGold's Tintina Gold Belt properties has at least one exploration target that is more than one-kilometer across and that contains high-level gold in soil and rock samples. This is comparable to the soil and rock anomalies found over the Pogo or Fort Knox deposits that were the primary targets for the drilling that discovered these two multi-million-ounce deposits. The common characteristics between NovaGold's properties and known deposits are strong indications that new multi-million-ounce deposits may be found at these properties.

Summary Statement

NovaGold's strength lies in the management team's strong background in exploration and mine development. The Company is focused on discovery, acquisition, and development of high-quality mineral resources in Alaska and the Yukon Territories - a region with a demonstrated world-class wealth in gold. Management is committed to leveraging the Company's demonstrated cash flow from its Nome operations and to advance its outstanding portfolio of properties toward production, as well as, identifying new outstanding opportunities that will add value for our shareholders.

NovaGold Resources Inc.   9    Annual Report 2001

Gold Resources

The table on the facing page sets forth NovaGold’s interest in the Measured, Indicated and Inferred gold mineral resources at each of its advanced stage properties in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

These mineral resource figures have been carefully prepared and verified by experienced and independent qualified third parties. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. None of the Company’s resources can currently be classified as a mineral reserve until the completion of at least a preliminary feasibility study.

A MINERAL RESOURCE is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories:

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A MINERAL RESERVE is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances or losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves:

A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant actors that demonstrate, at the time of reporting, that economic extraction can be justified.

NovaGold Resources Inc.   10    Annual Report 2001

Gold Resources

Mineral Resource Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 the Canadian Institute of Mining and Metallurgy Resource Classification System. For a more detailed description of the key assumptions, parameters and methods used in estimating and resources, see NovaGold’s most recent Annual Information Form on file with Canadian securities authorities at www.sedar.com.

Measured, Indicated and Inferred Gold Resources

		Resource	Cut-Off	Tonnes	Grade	Contained	Contained	NovaGold
	Ownership %	Category	Au g/t	(000's)	Au g/t	Kilograms	Ozs(000's)	Ozs(000's)

Donlin Creek (1)	Earning	Measured	2.0	5,054	3.84	19,407	623	436
	70%(5)
		Indicated	2.0	68,917	3.49	240,520	7,732	5,412
		Total M & I		73,971	3.51	259,638	8,347	5,843

		Inferred	2.0	92,433	3.66	338,305	10,877	7,614

		Measured	1.0	3,043	2.79	8,490	273	273
Rock Creek (2)	100% (5)
		Indicated	1.0	3,374	2.69	9,076	282	282
		Total M & I		6,417	2.74	17,566	555	555

		Inferred	1.0	2,944	2.78	8,184	303	303

Saddle		Inferred	1.0	3,629	2.23	8,093	260	260
				6,573	2.48	16,277	563	563

Shotgun (3)	100%(5)	Inferred	0.5	32,765	0.93	30,471	980	980
				32,765	0.93	30,471	980	980

Nome Gold	100%	Measured		48,802	0.31	15,053	484	484
Gold Product Gravel & Gold (4)
		Indicated		90,259	0.24	21,397	688	688
		Total M & I		139,061	0.26	36,450	1,172	1,172

		Inferred		156,479	0.21	33,154	1,066	1,066

Total M&I Ounces							10,074	7,570
Total Inferred Ounces							13,486	10,223

Resource Footnotes

1.
The Measured, Indicated and Inferred resource estimates at Donlin Creek were completed in January 2002 by independent engineering firm MRDI Canada, a division of AMEC E&C Services Limited of Vancouver (MRDI). The resources are estimated using a probability assisted method with a total of 122,231 meters (401,020 feet) of sampling. The sampling is comprised of 87,571 meters (287,306 feet) of core samples in 361 drill holes, 13,323 meters (43,711 feet) of reverse circulation samples in 117 drill holes and 21,337 meters (70,000 feet) of surface trench samples. Qualified Person, Dr. Stephen Juras P.Geo., MRDI's Chief Geologist in Vancouver, supervised the data verification and resource estimate updates. A Preliminary Economic Assessment was completed for Donlin Creek under the direction of Stephen Hodgson, P.Eng., technical director of mining for AMEC, using a 2 g/t cut-off. A detailed Technical Report for this study is available for review at http://www.sedar.com.

2.
The Measured, Indicated and Inferred resource estimate at Rock Creek and Saddle were completed in 2000 by qualified persons, Phil St. George and Robert Prevost, with NovaGold Resources Inc. The Measured, Indicated and Inferred resources from this estimation were disclosed by NovaGold Resources Inc. on March 14, 2000, Press Release: NovaGold Advances Million Ounce Rock Creek Property Towards Feasibility.

3.
The Inferred Resource estimate at Shotgun was completed in 1998 by qualified persons Phil St. George and Robert Prevost, with NovaGold Resources Inc. The inferred resource from this estimation was disclosed by NovaGold on October 21, 1998, Press Release: Million Ounce Discovery at Shotgun.

4.
The Measured, Indicated and Inferred resource estimate at the Nome Gold Project was completed in year 1999 by qualified person, Norm Johnson, with Alaska Gold Company. The Measured, Indicated and Inferred resources from this estimation were disclosed by NovaGold Resources Inc. on October 7, 1999, Press Release: Two Million Ounce Alluvial Gold Resource at Nome.

5.	Ownership subject to earn-in agreements on the Donlin Creek, Rock Creek, and Shotgun properties (see Note 6 on Financial Statements).

NovaGold Resources Inc.   11    Annual Report 2001

Management Discussion and Analysis of Operating Results

Results of Operations
For the year ended November 30, 2001 compared with the year ended November 30, 2000

NovaGold Resources Inc. is a diversified natural resource Company focused on the exploration and development of gold and construction aggregates in North America. The Company’s operations during the past few years have focused on exploration opportunities in Alaska and the Yukon.

Once again in 2001, the Company is pleased to have funded a substantial portion of its exploration and development activities through positive cash-flow generated from the Company’s sand-and-gravel operations, gold royalties and land sales in Nome, Alaska. In the current year, the Company’s wholly owned subsidiary Alaska Gold Company (Alaska Gold) generated revenues from land sales of $2,167,102 as compared to $2,213,551 in 2000. In 2001, Alaska Gold also generated gravel sales of $259,816 as compared to $381,929 in 2000. Placer gold production and royalties increased to $115,271 from $79,131 in 2000. Other revenue including property leases and building rentals totaled $281,835 in 2001 as compared to $181,940 in the prior year.

The Company had a net loss for the year ended November 30, 2001 of $494,388 or $0.02 per share as compared to a net income of $2,706,331 or $0.13 per share in 2000. The Company’s net income in 2000 resulted primarily from a gain of $7,437,300 or $0.35 per share made on the settlement of an inter-corporate debt to Etruscan Resources Inc. (Etruscan). As part of the settlement of the debt in the amount of $8,000,539, the Company issued 2,000,000 common shares of NovaGold with an attributed value of $490,798 to Etruscan. The Company also transferred 1,880,209 common shares of Etruscan owned by the Company to an agent to be sold and the proceeds delivered to Etruscan. The attributed value of this transaction was $911,362.

The Company’s general and administrative expenses increased to $1,254,261 in 2001 from $726,569 in 2000. This increase is largely attributable to the expanded exploration activities in Alaska at the Donlin Creek property, as well as an increase in corporate communications costs. The Company’s interest on long-term debt, which is largely due to the interest accretion on convertible debt instruments, decreased from $666,649 to $323,775 in 2001. In 2001, the Company also recorded a gain of $231,031 on the write-off of accounts payable and contributed surplus of $266,694 associated with the repayment of the convertible debentures, partial repayment of the convertible royalty and the settlement of other commitments. As a result of the long-term debt settlement with Etruscan in 2000, there was no loan interest expense from Etruscan in 2001 compared to $298,378 in the prior year. Professional fees increased from $269,632 to $463,460. Wages and benefits increased slightly from $401,471 to $430,483. During 2001, the Company also incurred mine site maintenance expenditures of $144,821 at the reclaimed Murray Brook property in New Brunswick compared to $81,645 in 2000.

In 2001, the Company has written-off the accumulated mineral property acquisition and related deferred exploration costs of $564,727, or $ 0.02 per share, associated with the Sewell Brook property in New Brunswick. In 2000, the Company recorded a write-down of the accumulated mineral property costs for the California Lake property in New Brunswick, the Sawtooth property in Nevada and the Summit property in Mexico, and adjusted the Pine Cove property to its estimated net realizable value based on the disposition of the property to New Island Resources Inc. The write-downs recorded in 2000 totaled $3,043,703 or $0.14 per share.

NovaGold Resources Inc.   12    Annual Report 2001

Management Discussion and Analysis of Operating Results

Liquidity and Capital Resources
For the year ended November 30, 2001 compared with the year ended November 30, 2000

During the past two years, the Company has financed its acquisition and exploration of mineral properties and its ongoing operating costs from cash flow generated by Alaska Gold and from private placement issuance of shares. During the current year, the Company generated revenue of $2,824,024 to finance its operations. In 2000, the Company generated revenue of $2,856,551. In 2001, the Company issued 3,986,700 common shares for cash proceeds of $3,662,894. To retire the Company’s convertible debenture, 2,468,220 common shares were issued at an ascribed value of $1,874,925 to Viceroy Resource Corporation (Viceroy) with the remaining balance of $690,000 paid with cash. The $2-million convertible debenture along with a $2-million bridge facility was arranged with Viceroy in 1999 for purposes of funding the acquisition of Alaska Gold. The bridge facility was retired in 2000 with payments totaling $1,001,573. The Company’s working capital position as at November 30, 2001 was $(2,667,103) as compared to $(2,755,245) at the end of 2000.

In 2001, the Company paid $185,158 against the production royalty held by Mueller Industries Inc (Mueller). Subsequent to year-end, the Company entered into an agreement with Mueller to settle the convertible royalty for US$750,000 by issuing 319,543 common shares of the Company. With this agreement, the Company is free of all long-term debt.

The Company incurred expenditures on the acquisition and exploration of mineral properties of $3,535,544 in 2001 and $1,373,225 in 2000. In 2001, the primary focus was on the Donlin Creek property in Alaska with expenditures totaling $3,277,487. In 2000, the Company’s exploration activities were focused on the Rock Creek property in Alaska with expenditures aggregating $591,805. Also in 2000, the Company incurred $403,694 on the Sprogge property in the Yukon. A significant portion of the Sprogge project costs were funded under an agreement with Kennecott Exploration.

Subsequent to November 30, 2001, the Company engaged Salman Partners Inc. to act as lead agent in a syndicate including BMO Nesbitt Burns and Griffiths McBurny Inc. to market by way of private placement up to $20 million worth of units at a price of $3.50 per unit. Each unit consists of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the Company at a price of $4.50 for a period of 18 months. The closing of the private placement is anticipated to occur on or about April 18, 2002. These funds are intended to accelerate the development of the Donlin Creek project and ensure the Company earns its 70% interest by the end of the year. The Company has also received subsequent to year-end, proceeds from the exercise of stock options and warrants totaling $1,075,165.

Outlook

The Company is in advanced negotiations for the sale of a significant land package in conjunction with the expansion of the Nome airport. The Company also anticipates significant revenues to be generated in 2002 from on-going sand-and-gravel sales including for the airport expansion and the Nome seaport expansion. The Company will continue to fund its operations in the upcoming year from these proceeds and from the private placement proceeds.

The Company plans to complete a Preliminary Feasibility Study on the Donlin Creek project by the end of 2002 and continue with the permitting and engineering work that is necessary to advance the project to development. Upon completion of the preliminary feasibility the Company anticipates initiating a final Feasibility Study in 2003 to advance the project to a production decision. Also in 2002, the company expects to advance its million-ounce Shotgun property with the US$500,000 in required expenditures under an agreement with TNR Resources. Separately, TNR Resources will also fund a US$1,000,000 program in 2002 to advance the million-ounce Rock Creek project towards a development decision.

NovaGold Resources Inc.   13    Annual Report 2001

Auditors' Report

NovaGold Resources Inc.
an exploration stage company

Consolidated Financial Statements
November 30, 2001 and 2000

Management’s Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.
(an exploration stage company)

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

[signed: Rick Van Nieuwenhuyse]	[signed: Glenn A. Holmes]
Rick Van Nieuwenhuyse	Glenn A. Holmes
President and Chief Executive	Officer Secretary Treasurer

April 8, 2002

Auditors’ Report

To the Shareholders of
NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. (an exploration stage company) as at November 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PriceWaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
Canada
April 8, 2002

NovaGold Resources Inc.    14    Annual Report 2001

Consolidated Balance Sheets
As at November 30, 2001 and 2000

	2001	2000
	$	$
Assets
Current assets
Cash and cash equivalents	421,803	416,040
Amounts receivable	521,658	139,709
Amounts receivable from related party (note 13(e))	200,000	-
Inventory	11,372	91,103
Deposits and prepaid amounts	126,630	42,130
	1,281,463	688,982

Officer loan receivable (note 13(c))	241,005	253,691
Property, plant and equipment (note 3)	174,461	232,246
Investments (note 4)	44,876	4,876
Reclamation deposit	105,098	101,361
Land and gravel resource (note 5)	1,761,175	1,910,904
Mineral properties and related deferred costs (note 6)	14,352,291	11,627,847
	17,960,369	14,819,907

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,678,432	3,244,227
Accounts payable to related party (note 13(f))	70,134	-
Loan payable (note 7)	200,000	200,000
	3,948,566	3,444,227
Convertible debt instruments (note 8)	1,217,156	3,144,636
Provision for reclamation costs (note 9)	1,496,215	1,583,687
	6,661,937	8,172,550

Shareholders’ Equity
Capital stock (note 10)	74,393,683	69,099,614
Contributed surplus	266,694	-
Equity portion of convertible debt instruments (note 8)	484,700	900,000
Deficit	(63,846,645)	(63,352,257)
	11,298,432	6,647,357
	17,960,369	14,819,907
Nature of operations (note 1)
Commitments and contingencies (note 12)
Subsequent events (note 15)

Approved by the Board of Directors

[signed: Rick Van Nieuwenhuyse]	[signed: Gerald McConnell]
Director	Director

NovaGold Resources Inc.    15    Annual Report 2001

Consolidated Statements of Operations and Deficit
For the years ended November 30, 2001 and 2000

	2001	2000
	$	$

Revenue
Land sales	2,167,102	2,213,551
Gravel sales	259,816	381,929
Gold production and royalties	115,271	79,131
Lease and rental revenue	144,083	114,112
Other	137,752	67,828
	2,824,024	2,856,551
Land cost	74,729	1,804,086
Property tax	143,187	220,387
Amortization of gravel quarries	75,000	75,000
	2,531,108	757,078
Expenses
General and administrative	1,254,261	726,569
Interest on amount payable to Etruscan Resources Incorporated (note 13(b))	-	298,378
Interest on convertible debt instruments	323,775	666,649
Murray Brook mine site maintenance	144,821	81,645
Professional fees	463,460	269,632
Wages and benefits	430,483	401,471
Write-down of mineral properties and related deferred costs	564,727	3,043,703

	3,181,527	5,488,047
	(650,419)	(4,730,969)
Other income (expense)
Write-off of accounts payable	231,031	-
Write-down of investments	(75,000)	-
Gain on debt settlement	-	6,598,379
Gain on disposition of investment	-	838,921
	156,031	7,437,300
(Loss) net earnings for the year (note 14)	(494,388)	2,706,331
Deficit - Beginning of year	(63,352,257)	(66,058,588)
Deficit - End of year	(63,846,645)	(63,352,257)

(Loss) earnings per share (note 11)
Basic	(0.02)	0.13
Diluted	(0.02)	0.09

NovaGold Resources Inc.    16    Annual Report 2001

Consolidated Statements of Cash Flows
For the years ended November 30, 2001 and 2000

	2001	2000
	$	$

Cash provided by (used in)
Operating activities
(Loss) net earnings for the year	(494,388)	2,706,331
Items not affecting cash
Foreign exchange loss	38,071	61,500
Amortization	232,654	1,959,794
Charges from Etruscan Resources Incorporated	-	133,211
Interest on reclamation deposit	(3,737)	-
Interest on advances from Etruscan Resources Incorporated	-	298,378
Write-down of mineral properties and related deferred costs	564,727	3,043,703
Gain on debt settlement	-	(6,598,379)
Gain on disposition of investment	-	(838,921)
Write-down of investments	75,000	-
Write-off of accounts payable	(231,031)	-
Issue of shares for settlement of commitments	123,544	-
Accretion of interest on convertible instruments	222,396	508,636
	527,236	1,274,253
Reclamation expenditures	(87,472)	(1,272,305)
Net change in non-cash working capital
(Increase) decrease in amounts receivable, deposits
and prepaid amounts	(704,520)	161,642
Decrease in inventory	79,731	367,308
Increase in accounts payable and accrued liabilities	1,089,707	705,441
	904,682	1,236,339

Financing activities

Repayment of convertible debenture	(690,030)	-
Repayment of convertible royalty	(185,158)	-
Directors loans	(270,000)	-
Proceeds from issuance of common shares	3,662,894	1,400
Proceeds from reclamation deposit	-	798,527
Repayment of bridge financing - net	-	(1,001,573)
	2,517,706	(201,646)
Investing activities
Acquisition of property, plant and equipment	(12,454)	(19,296)
Expenditures on mineral properties and related deferred costs - net	(3,404,171)	(902,001)
	(3,416,625)	(921,297)
Increase in cash and cash equivalents during the year	5,763	113,396
Cash and cash equivalents - Beginning of year	416,040	302,644
Cash and cash equivalents - End of year	421,803	416,040

Supplemental non-cash financing and investing activities (note 17)

NovaGold Resources Inc.    17    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

1. Nature of operations

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

The company will periodically have to raise additional funds to complete exploration and development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. Subsequent to year-end, the company engaged Salman Partners Inc. to act as lead agent in a syndicate to market, by way of private placement, up to $20 million of units at a price of $3.50 per unit (note 15(b)). The company has ongoing sand and gravel resource revenues, intends to develop and sell a significant amount of its land in the Nome, Alaska area and plans to fund its operations and activities in the upcoming year from these proceeds, and the proceeds of the private placement.

2. Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc., and Nova-Venez Resources Inc.

Revenue recognition and inventories

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment. Lease and rental revenue is recognized as services are rendered over time. Gold royalties and incidental gold production revenues earned from placer mining activities carried out on the company’s land and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold, if sold by the company, has transferred.

Pre-production revenues from mineral properties are applied to reduce the carrying cost of the related property. Other inventories are valued at the lower of average cost and net realizable value.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Property, plant and equipment

Property, plant and equipment is recorded at cost. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis at annual rates of 30% and 20%, respectively.

Investments

The company accounts for its investments in shares of other resource companies as long-term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

Land and gravel resource

Land is recorded at cost and at the time of acquisition cost is allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Revenue is recorded upon transfer of title to the purchaser and cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and if impairment is determined the costs would be written down to recoverable value. To date, there have been no charges for impairment. Property taxes are charged as a current expense rateably over the year.

Gravel property is recorded at cost and is being amortized at the straight-line rate of 10% per year which is estimated to approximate the useful life.

Mineral properties and related deferred costs

Exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the units-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off. Any proceeds relating to these properties prior to commencement of production, including refundable mining taxes, are

NovaGold Resources Inc.    18    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

recorded as a reduction of the carrying value of the property when received. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. Costs applicable to properties abandoned or having no current value are charged to expense. The company has maintained title to certain properties that have been written off.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Income taxes

The company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising in translation are included in income or loss for the year, except for unrealized gains or losses on debt, which are deferred and amortized over the estimated remaining life of the debt.

Earnings per share

The company has adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share and requires the presentation of both basic and diluted earnings per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them. The new standard has been applied on a retroactive basis which has resulted in the restatement of the prior year’s diluted earnings per share.

Financial instruments

The fair values of the company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate their carrying values. The fair value of the company’s investments is disclosed in note 4.

Stock option plan

The company has a stock option plan which is described in note 10(c). No compensation expense is recognized when stock options are issued as the exercise price equals the market price of the common stock at the time of grant. Consideration paid on the exercise of stock options or purchase of shares is credited to share capital.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ from those reported.

3. Property, plant and equipment

			2001
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	793,206	654,134	139,072
Office furniture and equipment	148,464	113,075	35,389
	941,670	767,209	174,461

			2000
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	785,456	596,192	189,264
Office furniture and equipment	143,760	100,778	42,982
	929,216	696,970	232,246

NovaGold Resources Inc.    19    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

4. Investments

	2001	2000
	$	$

126,625 shares of Etruscan Resources Incorporated (Etruscan), at
cost. Quoted market value - $43,053 (2000 - $41,786)	4,875	4,875

1,000,000 shares of New Island Resources Inc., received in exchange for the company’s interest in the Pine Cove property.
Quoted market value - $40,000	40,000	-

600,000 shares of Electra Mining Consolidated,
recorded at nominal value	1	1
	44,876	4,876

The Province of New Brunswick holds the company’s shares of Etruscan pending the settlement of outstanding mining taxes aggregating $365,023 (2000 - $360,366).

5. Land and gravel resource

	2001	2000
	$	$

Land, Fairbanks, Alaska	51,576	51,576
Land, Nome, Alaska	1,494,656	1,569,385
Gravel resource, net of accumulated amortization of $525,000
(2000 - $ 450,000)	214,943	289,943
	1,761,175	1,910,904

NovaGold Resources Inc.    20    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

6. Mineral properties and related deferred costs
For the year ended November 30, 2001:

			Recovery,	(1)
	Balance -		disposal	(2)	Balance -
	November 30,		and		November 30,
	2000	Expenditures	write-down	(3)	2001
	$	$	$		$

Alaska, USA
Donlin Creek	-	3,277,487	-		3,277,487
Shotgun	4,270,949	-	-		4,270,949
Rock Creek	3,296,790	78,036	-		3,374,826
Caribou	669,315	65,892	-		735,207
North Donlin	83,760	-	-		83,760
Nome Gold Project	32,272	13,708	-		45,980

Yukon, Canada
German Creek	177,998	-	(101)	(1)	177,897
Harlan	697,911	1,705	(10,220)	(1)	689,396
McQuesten	726,823	91,814	(8,579)	(1)	810,058
Sprogge	887,763	2,075	(94,631)	(1)	795,207
Klondike	94,030	2,044	(5,314)	(1)	90,760
Other	509	2,783	(2,528)	(1)	764

Eastern Canada
Pine Cove, Nfld.	125,000	-	(125,000)	(2)	-
Sewell Brook, NB	564,727	-	(564,727)	(3)	-

	11,627,847	3,535,544	(811,100)		14,352,291

NovaGold Resources Inc.    21    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

6. Mineral properties and related deferred costs
For the year ended November 30, 2001:

	Balance -		Recovery	(1)	Balance -
	November 30,		and		November 30,
	1999	Expenditures	write-down	(2)	2000
	$	$	$		$

Alaska, USA
Shotgun	4,160,071	110,878	-		4,270,949
Rock Creek	2,768,891	591,805	(63,906)	(1)	3,296,790
Caribou	576,918	92,397	-		669,315
North Donlin	83,582	178	-		83,760
Other Alaska properties	48,473	2,474	(18,675)	(2)	32,272

Yukon, Canada
German Creek	180,176	460	(2,638)	(1)	177,998
Harlan	678,227	46,456	(26,772)	(1)	697,911
McQuesten	692,606	88,994	(54,777)	(1)	726,823
Sprogge	786,049	403,694	(301,980)	(1)	887,763
Klondike	90,875	24,154	(20,999)	(1)	94,030
Other Yukon properties	96,446	11,491	(107,428)	(1)	509

Eastern Canada
Pine Cove, Nfld.	1,943,639	-	(1,818,639)	(2)	125,000
Sewell Brook, NB	564,727	-	-		564,727
California Lake, NB	405,998	-	(405,998)	(2)	-
Other, NB	25,702	-	(25,702)	(2)	-

Other
New Mexico and Nevada	667,169	244	(667,413)	(2)	-

	13,769,549	1,373,225	(3,514,927)		11,627,847

NovaGold Resources Inc.    22    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

a)

Carrying value of mineral properties

The company's recorded amount of its mineral properties is accumulated based upon costs incurred to date. This approach to recording mineral properties is consistent with industry standards and the company believes that this represents its best estimate of the appropriate carrying amount for each property. The economic feasibility of each property is assessed regularly by management based upon current geological exploration and results thereof, independent geological reports, surrounding exploration and development activities, and the availability of funding. When a property is deemed economically unfeasible, the cost thereof is written off.

b)

Donlin Creek, Alaska

On July 14, 2001, the company signed an Agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek Gold Deposit located in southwestern Alaska.

Under the terms of the Agreement, the company may earn a 70% interest in the project, by expending US$10,000,000 over a ten-year period from the date of the Agreement. The company will be the manager and operator. Upon vesting by the company, a joint venture between the company and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options:

	i)	to remain at 30% interest and participate as a minority partner;
	ii)	to convert to a 5% net profits interest (NPI)
iii)
to exercise a back-in right to reacquire a majority interest in the project (70% Placer Dome/30% the company) by expending three times that expended by the company at the time the back-in is exercised, conduct a feasibility study, and make a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five-year period from the exercise of the back-in. The company would contribute its share of costs after Placer Dome has expended three times the company’s initial earn-in expenditure.

c)

Shotgun, Alaska

In 1998, the company acquired a 49% interest in the Shotgun group of claims and Sleitat group of claims located in Southwest Alaska at a cost of US$900,000. On July 2, 1998, the company entered into a letter of agreement for a joint venture on the exploration and development of the Shotgun group of claims with Teck Cominco Limited (Teck Cominco), owner of a 51% interest in the claims. On June 21, 2001, the company acquired a 100% interest in the Shotgun group of claims from Teck Cominco. Teck Cominco retains a 5% net proceeds interest in the Shotgun group of claims and received a 50% interest in the nearby Sleitat tin deposit subject to a 5% net proceeds interest to the company.

On February 18, 2002, the company entered into a letter of agreement with TNR Resources (TNR) where TNR could earn up to a 50% interest in the Shotgun group of claims by spending US$3,000,000 on exploration by December 2005 to advance the project towards a production decision. TNR must complete exploration expenditures of US$500,000 in 2002, US$750,000 in 2003, US$750,000 in 2004, and US$1,000,000 in 2005 and issue 250,000 TNR shares to the company each year of the option. TNR can earn an additional 20% by expending an additional US$6,000,000 by December 2008 with a US$2,000,000 annual work commitment, at which time the company has a one-time back-in option to regain a 50% interest by agreeing to expend the next US$8,000,000 on project development within three years. If the company elects to exercise its one-time back-in option, TNR will issue an additional CAD$1,000,000 worth of shares to the company.

d)

Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the company increased its land position by entering into a five-year sublease from the Bering Straits Native Corporation, Golden Glacier Inc. The agreement calls for annual property payments ranging from US$15,000 to US$25,000 and annual work commitments ranging from US$50,000 to US$150,000. This land package contains two known areas of interest - Rock Creek and the Nome Gold Project.

On February 18, 2002, the company entered into a letter of agreement with TNR where TNR could earn up to a 49.9% interest in a joint venture on the Rock Creek Project by investing US$10,000,000 by December 2004 to put the project into production (US$1,000,000 through December 2002, then US$3,000,000 by December 2003 and US$6,000,000 by December 2004). After the earn-in, the company and TNR would contribute to or dilute their percentage according to a straight-line formula. Upon signing of this agreement and regulatory approval, TNR will issue 500,000 shares to the company.

e)

Nome Gold Project

The company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

The company is currently reviewing options for a sand and gravel aggregate operation producing co-product gold. An independent preliminary assessment has been commissioned to study the potential capital, operating costs and transportation costs for pro-

NovaGold Resources Inc.    23    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

ducing sand and gravel products in Nome and shipping them to markets in Seattle, San Francisco, Los Angeles, San Diego, Hawaii and Japan.

f)

Caribou and North Donlin, Alaska

Pursuant to Exploration and Development Option agreements dated December 1, 1998 with Placer Dome US Inc. (PDUS), the company can earn a 100% interest in the North Donlin and certain of the Caribou properties by expending total exploration and development costs of US$200,000 on each property prior to December 1, 2003. Upon earning its 100% interest in either of the properties, the company shall grant to PDUS a 5% net profits interest in the property.

The company is then required to incur within 10 years an additional US$5,000,000 in exploration and development costs on each property to maintain its 100% interest. In the event that the company incurs the additional expenditures of US$5,000,000, PDUS shall have a period of 90 days to elect to convert its 5% net profits interest to a 51% ownership interest by paying to the company an amount equal to the property expenditures incurred by the company in excess of the initial US$200,000.

g)

Yukon properties

On April 26, 1999, the company acquired from Viceroy Resources Corporation (Viceroy) title to certain Yukon mineral properties and assumed Viceroy’s position on the option agreement on the McQuesten property and the option/joint venture agreement on the Sprogge property in exchange for the issuance of 3,400,000 common shares. The value attributed to these common shares, based on the market value at the date of issue, is $2,200,000. This purchase price has been allocated, based on management estimates of relative values at the time of acquisition, to the four primary properties acquired, being German Creek, Harlan, McQuesten and Sprogge.

McQuesten, Yukon

The company acquired Viceroy’s 70% option in the McQuesten property as outlined in an option agreement with Eagle Plains Resources Ltd. and Miner River Resources Ltd. This agreement allows the company to earn a 70% interest in the property by expending $875,000 on the property, which the company has completed. The company is also required to make all annual property payments to the underlying property owner, which it has done, and to complete a 10,000 foot drilling program by October 1, 2003. A 2% net smelter royalty has been granted on future production from the property. The company must make minimum annual royalty payments in the amount of $20,000 commencing in 2003.

Sprogge, Yukon

The company has assumed Viceroy’s interest in a option/joint venture agreement with Battle Mountain Canada Ltd. (Battle Mountain). This agreement provides the company with a 60% interest in the property. Under the terms of the agreement, the company has been designated as the operator with respect to exploration programs for the property. The company’s interest in the property increases as it funds the ongoing exploration and development expenditures. At November 30, 2001, the company’s interest in the property is 77.6% and Battle Mountain has a 22.4% interest.

h)

Klondike, Yukon

On October 6, 1999, the company acquired a 100% interest in the Klondike group of claims located in the Yukon Territory from Active Assets & Associates Inc. (formerly known as "Orinoco Gold Inc.") for 150,000 common shares of the company at a deemed price of $1.00 per share.

i)

Pine Cove, Newfoundland

During the year ended November 31, 2001, the company assigned its mineral property holdings at Pine Cove, Newfoundland to New Island Resources Inc. (New Island) in exchange for 1,000,000 common shares of New Island and $10,000 in cash. During the year ended November 30, 2000, the company wrote down its Pine Cove mineral property holdings to estimated net realizable value, in anticipation of the assignment, based on the ten day average closing price of New Island shares at March 7, 2001.

NovaGold Resources Inc.    24    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

7. Loan payable

The loan is payable to the Province of New Brunswick and bears interest at a rate of 10.7% per annum. The loan was made to Murray Brook Resources Inc. and is guaranteed by the company. The loan was repayable in 1993; however no payments have been made on this loan. As at November 30, 2001, the company has accrued $330,363 (2000 - $285,069) of interest payable in respect of this loan which is included in the balance of accounts payable and accrued liabilities.

8. Convertible debt Instruments

	2001			2000

	Convertible	Convertible	Convertible
	royalty	debenture	royalty	Net
	$	$	$	$

Convertible debt instruments	1,386,085	2,000,000	1,536,000	3,536,000
Equity portion of
convertible
debt instruments	484,700	350,000	550,000	900,000

	901,385	1,650,000	986,000	2,636,000
Interest accretion	315,771	279,617	229,019	508,636

Debt portion of
convertible
debt instruments	1,217,156	1,929,617	1,215,019	3,144,636

NovaGold Resources Inc.    25    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the consolidated statement of cash flows.

The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability element already calculated.

a)

Convertible debenture

The convertible debenture had an original maturity date of April 21, 2001, bore interest at the Royal Bank of Canada prime rate, and was convertible into shares of the company at a price of $0.66 per share.

The shares of Alaska Gold and a first charge against certain assets were pledged as security for the debt. During the year ended November 30, 2001, the maturity date of the convertible debenture was extended to July 31, 2001. On September 18, 2001, the holder of the convertible debenture exercised its option to convert the convertible debenture plus accrued interest totalling $2,319,055.

Accordingly, the company issued 2,468,220 common shares in settlement of $1,629,025 of the debt and paid the remaining $690,030 in cash. This transaction also resulted in the reclassification of $245,900 of the equity portion of the convertible debt to share capital and the recognition of $104,100 of contributed surplus. As a result, the common shares issued on conversion of the convertible debenture have an ascribed value of $1,874,925.

b)

Convertible royalty payable

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold from Mueller Industries (Mueller), the company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1,000,000. The company also agreed to make minimum advance royalty payments of US$333,333 on the second, third and fourth anniversaries of the acquisition. Mueller has the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given. The company has not made the minimum advance royalty payments required by the agreement.

On May 18, 2001, the agreement was amended to allow for postponement of any notice of default under the agreement in consideration that Mueller will receive, in cash, one-half of the proceeds of each sale of Nome, Alaska real estate against the net proceeds royalty fee. For the year ended November 30, 2001, the company has made cash payments totalling $185,158 (US$118,715) (2000 - $nil (US$nil)) to Mueller pursuant to the amended agreement. These cash payments have resulted in a $65,300 reduction of the equity portion of the convertible debt instrument and the recognition of $65,300 of contributed surplus (note 15(a)).

9. Provision for reclamation costs

	2001	2000
	$	$

Murray Brook site	53,123	140,595
Alaska Gold Company	1,443,092	1,443,092

	1,496,215	1,583,687

a)

Murray Brook site

During 2000, the company commenced its reclamation of the Murray Brook mine site. As at November 30, 2001, the company has charged $1,359,779 of reclamation costs against the provision. Portions of the company’s reclamation expenditures were funded by its reclamation deposit with the Province of New Brunswick. As at November 30, 2001, the company had reclamation deposits with the Province totalling $105,098 (2000 -$101,361). It is management’s estimation that the remaining provision of $53,123 adequately provides for future reclamation costs of the site.

b)

Alaska Gold Company

A provision in the amount $1,443,092 has been recorded for the future reclamation of the company’s land holdings in the Nome and Fairbanks areas of Alaska. This amount has been recorded in the accounts of Alaska Gold prior to the company’s acquisition of Alaska Gold. The provision was determined by internal cost estimates of the prior owners of Alaska Gold. It is management’s estimation that any future liability for reclamation which would currently be required has been fully provided for with this provision.

c)

Reclamation costs for other mineral properties

In recent years, the company's activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase relating to assessing the technical feasibility and commercial viability of discovered mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

NovaGold Resources Inc.    26    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

10. Capital Stock

Authorized

     100,000,000 common shares without nominal or par value
     10,000,000 preferred shares issuable in one or more series

Issuance of common stock
	Number of shares	Ascribed value
	$	$

Balance at November 30, 1999	21,332,762	68,607,416
Issued in 2000
For cash pursuant to option agreements ((c) below)	4,000	1,400

	21,336,762	68,608,816
Issued pursuant to debt settlement agreement (note 13(a))	2,000,000	490,798

Balance at November 30, 2000	23,336,762	69,099,614
Issued in 2001
For cash pursuant to private placements ((a) below)	3,385,500	3,200,759
For cash pursuant to option agreements ((c) below)	601,200	462,135
For conversion of debenture (note 8(a))	2,468,220	1,874,925
In settlement of commitments ((d) below)	175,000	26,250
Common stock pledged as loan security (note 13(d))	-	(270,000)

Balance at November 30, 2001	29,966,682	74,393,683

a)	During the year ended November 30, 2001, the company issued common stock pursuant to private placements as follows:

i)
On August 27, 2001, the company issued 2,355,500 units at $0.80 per unit for proceeds of $1,874,759, net of share issuance costs of $9,641; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $1.00 on or before August 27, 2002.

ii)

On September 18, 2001, the company issued 730,000 units at $1.20 per unit for proceeds of $876,000; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $1.50 on or before September 18, 2002.

iii)
On September 18, 2001, the company issued 300,000 units at $1.50 per unit for proceeds of $450,000; each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the company at a price of $2.00 on or before September 18, 2003.

NovaGold Resources Inc.    27    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

b)	Share purchase warrants A summary of the company’s share purchase warrants at November 30, 2001 and 2000, and the changes for the years then ended, is presented below:

		2001		2000
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Balance outstanding -
Beginning of year	629,028	0.90	3,310,269	1.29
Granted	1,692,750	1.20	-	-
Cancelled/expired	(629,028)	0.90	(2,681,241)	1.38

Balance outstanding -
End of year	1,692,750	1.20	629,028	0.90

Share purchase warrants outstanding at November 30, 2001:

Number of shares	Exercise price	Expiry date
	$
1,177,750	1.00	August 27, 2002
365,000	1.50	September 18, 2002
150,000	2.00	September 18, 2003

1,692,750

Subsequent to November 30, 2001, 300,000 share purchase warrants were exercised at $1.00 for proceeds of $300,000 to the company.

c)

Stock options

The company has a stock option plan providing for the issuance of up to 4,500,000 options, whereby the company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten-year period from the date of grant.

NovaGold Resources Inc.    28    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

A summary of the company’s stock option plan at November 30, 2001 and 2000, and changes during the years ended on those dates, is as follows:

		2001		2000
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance -
Beginning of year	3,035,500	0.84	2,640,000	0.85
Granted during the year	1,460,000	0.74	405,000	0.73
Exercised during the year	(601,200)	0.77	(4,000)	0.35
Cancelled during the year	(131,500)	0.98	(5,500)	1.00

Balance - End of year	3,762,800	0.80	3,035,500	0.84

During the year ended November 30, 2001, the company has also committed to issue 610,000 stock options, exercisable at $1.78 and expiring in ten years. The issuance of these stock options is subject to regulatory and shareholder approval.

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2001:

		Weighted
	Number	average
	outstanding	remaining	Weighted
	and	contractual	average
	exercisable	life	exercise price

Range of prices		(years)
$			$

0.35 - 0.82	2,179,500	8.82	0.62
1.00	1,543,300	5.65	1.00
1.99	40,000	9.88	1.99

	3,762,800	7.85	0.79

Subsequent to November 30, 2001, 1,137,800 stock options were exercised at prices ranging from $0.35 to $1.00 for proceeds of $775,165 to the company.

d)

Shares held by a subsidiary

A wholly-owned subsidiary company holds 49,396 (2000 - 224,396) of the common shares of the company which are valued at $0.15 per share. During the year, 175,000 of the shares were transferred to a third party for the settlement of commitments totalling $123,544 resulting in the recognition of contributed surplus of $97,294. The balance of these shares is eliminated on consolidation.

NovaGold Resources Inc.    29    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

11. (Loss) earnings per share

Basic (loss) earnings per share is calculated on (loss) net earnings available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method.

	2001	2000
	$	$

Basic
(Loss) net earning available to common shareholders	(494,388)	2,706,331
Weighted average number of shares	24,790,510	21,335,666
Basic (loss) earnings per share	(0.02)	0.13

Diluted
Incremental shares	-	10,240,000
Adjusted weighted average number of shares	24,790,510	31,574,666
Diluted (loss) earnings per share	(0.02)	0.09

For the year ended November 30, 2000, options, warrants and convertible instruments to purchase 6,932,631 common shares outstanding at year end were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares.

For the year ended November 30, 2001, diluted loss per share is the same as basic loss per share as the exercise of dilutive convertible securities would be anti-dilutive.

NovaGold Resources Inc.    30    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

12. Commitments and contingencies

a)	Legal actions

i)
During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the company and Murray Brook Resources Inc. seeking $881,627 plus interest and general damages. The company filed a counterclaim for damages. The trial commenced in November 2000 and was adjourned to allow the plaintiff to call an additional witness and to allow for the filing of post-trial written submissions. The company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the company.

ii)
The company’s subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling, relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K Recycling was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold is appealing this initial judgement to the Alaska Supreme Court and subsequent to the year end, posted a bond of US$105,000 with the Alaska Courts in connection with this appeal. The company believes it has made an appropriate accrual in the accounts for the resolution of this issue.

b)

Royalty agreements

The company has royalty agreements on certain mineral properties entitling the vendor of the property to a net smelter return royalty or net profits royalty, ranging from 3% to 7% commencing when the properties enter commercial production.

c)

Executive employment arrangement

The company has an employment arrangement with the President and Chief Executive Officer of the company which provides that in the event of a sale of substantially all the assets of the company or a change of control of the company by virtue of a takeover bid, as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected, then such officer may elect to terminate his employment with the company, in which event the company is required to pay to such officer a lump sum payment equal to three times his annual salary (note 13(c)).

NovaGold Resources Inc.    31    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

13. Related party transactions

a)

Debt settlement agreement with Etruscan

During the year ended November 30, 2000, the company entered a debt settlement agreement with Etruscan whereby the company agreed to issue 2,000,000 common shares and transfer 1,880,209 of the common shares of Etruscan held by the company to an agent of Etruscan in lieu of the payment of the intercompany debt in the amount of $8,000,539 owing by the company to Etruscan.

The transaction has been accounted for as follows:

$

Issuance of 2,000,000 common shares recorded
at the three-month average closing price
for the period ended November 30, 2000	490,798

Transfer of 1,880,209 of its shares in Etruscan
to an agent to be sold with the proceeds to be
delivered to Etruscan. The disposal of shares
has been recorded at the six-month average
closing price for the period ended
November 30, 2000	911,362

Gain on debt settlement	6,598,379

8,000,539

The shares issued and transferred are non-cash transactions and have been excluded from the consolidated statement of cash flows.

b)	Interest on amount payable to Etruscan During the year, the company incurred interest expense of $nil (2000 - $298,378) on the amount payable to Etruscan.

c)

Officer loan receivable

A loan receivable in the amount of $253,691 (US$165,454) (2000 - $266,377 (US$173,728)) was granted in connection with an employment agreement and is due from an officer and director of the company. The loan is unsecured, non-interest bearing and forgiveable at the rate of $12,686 (US$8,274) per year. Accordingly, $12,686 (2000 - $12,686) representing the current portion of the loan has been included in amounts receivable.

d)

Amounts receivable from directors

Amounts receivable from directors comprise $135,000 (2000 -$nil) due from each of two directors of the company, with interest calculated at Royal Bank of Canada prime rate plus 2%. The parties have agreed that the loans will each be collateralized by a pledge of 100,000 common shares of the company, and are payable on demand but not later than May 30, 2002. As the amounts receivable are collateralized by common shares of the company, the receivable of $270,000 (2000 - $nil) has been shown as a reduction of the company’s outstanding capital stock (note 10).

e)

Loan to Etruscan

Etruscan has directors in common with the company. At November 30, 2001, the company has $200,000 (2000 - $nil) owing from Etruscan bearing interest at Royal Bank of Canada prime plus 2%. The parties have agreed that the loan is to be collateralized by Etruscan’s pledge of 100,000 shares of the company and is repayable on demand, but not later than May 30, 2002.

f)	Accounts payable to related party Accounts payable to related party represents $70,134 (2000 -$nil) for management and other services provided to the company by Etruscan at market rates.

NovaGold Resources Inc.    32    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

14. Income Taxes

During the year ended November 30, 2001, the company had a net loss of $494,388 (2000 - net earnings of $2,706,331). The tax on the company’s income for the year ended November 30, 2000 was reduced to $nil primarily through the recognition of previously unrecognized loss carryforward benefits, resulting in no income taxes payable for the year ended November 30, 2000.

The company has non-capital loss carryforwards of approximately CAD$8,490,000 and US$54,091,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

Expiry date	Canada	United States
	$	US $

2002	-	4,202,000
2003	600,000	4,593,000
2004	2,300,000	3,804,000
2005	900,000	1,596,000
2006	2,500,000	1,685,000
2007	1,400,000	1,483,000
2008	790,000	1,532,000
Thereafter	-	35,196,000

	8,490,000	54,091,000

In addition, the company has incurred resource expenditures of approximately $17,900,000 (2000 - $16,300,000) which may be carried forward indefinitely and used to reduce taxable income in future years.

The potential tax benefits of these items have not been recognized as realization is not considered more likely than not.

15. Subsequent events

a)

Convertible royalty payable

Subsequent to November 30, 2001, the company entered into an agreement with Mueller to settle the convertible royalty payable for US$750,000 by issuance of 319,543 common shares of the company.

b)

Financing

Subsequent to November 30, 2001, the company engaged Salman Partners Inc. to act as lead agent in a syndicate including BMO Nesbitt Burns and Griffiths McBurny Inc. to market by way of private placement up to $20 million of units at a price of $3.50 per unit. Each unit consists of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the company at a price of $4.50 for a period of 18 months. The closing of the private placement is planned to occur on or about April 18, 2002.

NovaGold Resources Inc.    33    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

16. Segmented information

The company’s operating segments include the exploitation of the company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments is set out below.

				2001				2000

		Land and				Land and
	Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$

Revenue	-	2,686,272	137,752	2,824,024	-	2,788,723	67,828	2,856,551

Expenses	709,548	292,916	20,333	1,022,797	3,125,348	2,099,473	-	5,224,821

Segment
earnings
(loss)	(709,548)	2,393,356	117,419	1,801,227	(3,125,348)	689,250	67,828	(2,368,270)

Unallocated
expenses				(2,451,646)				(2,362,699)

Unallocated
other income				156,031				7,437,300

(Loss) net
earnings for
the year				(494,388)				2,706,331

Segment
assets	14,352,291	1,761,175	-	16,113,466	11,627,847	1,910,904	-	13,538,751

Unallocated
assets				1,846,903				1,281,156

Total assets				17,960,369				14,819,907

Capital
expenditures	3,547,998	-	-	3,547,998	1,392,521	-	-	1,392,521

NovaGold Resources Inc.    34    Annual Report 2001

Notes to Consolidated Statements
For the years ended November 30, 2001 and 2000

The company’s geographic segments are as follows:

		2001		2000

		Land and		Land and
		gravel		gravel
		quarries and		quarries and
		mineral		mineral
	Revenue	properties	Revenue	properties
	$	$	$	$

United States	2,807,292	13,549,384	2,850,454	10,263,990
Canada	16,732	2,564,082	6,097	3,274,761

	2,824,024	16,113,466	2,856,551	13,538,751

17. Supplemental non-cash financing and investing activities

	2001	2000
	$	$

Disposal of Pine Cove mineral property for shares of
New Island Resources Inc.	(115,000)	-

Issuance of capital stock on partial settlement of
convertible debenture	1,874,925	-

Issuance of capital stock pursuant to debt settlement agreement	-	490,798

Transfer of Etruscan shares pursuant to debt settlement agreement	-	911,362

NovaGold Resources Inc.    35    Annual Report 2001

Corporate Information

Officers	Stock Listing

Rick Van Nieuwenhuyse, M. Sc.	Toronto Stock Exchange
President & CEO	(Trading Symbol: NRI)

Greg S. Johnson, B. Sc. Honors	US Over-the-Counter
Vice President, Corporate Development	(Trading Symbol: NVGLF)

Phil St. George, B.Sc.
Vice President, Exploration

Glenn Holmes, C.A.
Secretary-Treasurer

Directors

Pierre Besuchet
Geneva, Switzerland

George Brack
Vancouver, British Columbia

Angus MacIsaac
Dartmouth, Nova Scotia
Headquarters
Gerald McConnell
Darmouth, Nova Scotia	127 Via de Tesoros
Los Gatos, California
Cole McFarland	USA 95030
San Diego, California	Tel: (408) 395 1169
Fax: (408) 354 6252
Clynton Nauman	info@novagold.net
Vancouver, British Columbia	Website: http://www.novagold.net

Rick Van Nieuwenhuyse	Toronto Office
Los Gatos, California
12th Floor
Auditors	20 Toronto Street
Toronto, Ontario
PricewaterhouseCoopers LLP	Canada M5C 2B8
Vancouver, British Columbia	Tony Hayes, C.F.A. Investor Relations
Tel: (416) 368 0882
Legal Counsel	Fax: (416) 367 3638
Tony.Hayes@NovaGold.net
Patterson Palmer
Halifax, Nova Scotia	Toll-free within the United States and Canada
1 (866) 243 1059
Registrar and Transfer Agent
Home Operations
ComputerShare Trust Company
Halifax, Nova Scotia	P.O. Box 640
Nome, Alaska 99762-0640
Bankers	Mitch Erickson
Lands and Operations Manager
The Toronto Dominion Bank	Tel: (907) 443 5272
Royal Bank of Canada	Fax: (907) 443 5274
Halifax, Nova Scotia	Mitch.Erickson@NovaGold.net

NovaGold Resources Inc.    36    Annual Report 2001